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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE #01/04 ISSUED ON JANUARY 20, 2004

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on January 20, 2004 (#01/04)

January 20, 2004	01/04
For immediate release	Page 1 of 2

QUEBECOR WORLD SIGNS NEW MULTI-YEAR
DIRECTORY CONTRACT WITH ALLTEL PUBLISHING

Montréal, Canada — Quebecor World (NYSE; TSX: IQW) is pleased to announce it has signed a multi-year agreement to print telephone directories for ALLTEL Publishing, a division of ALLTEL Corporation of Little Rock, Arkansas. Quebecor World will print more than 145 white and yellow page directory titles for distribution in 37 states.

This agreement is the first between Quebecor World and ALLTEL Publishing. ALLTEL Publishing produces directories for its own telephone operations and for independent telephone companies. The directories will be produced at Quebecor World facilities in Waukee, IA, Hazelton, PA, Loveland, CO, and Edmonton, Alberta.

"Our ability to print a consistent, top-quality product on a multi-plant platform was a key factor in cementing this new partnership," said John Bertuccini, President Book/Directory Group, Quebecor World North America. "We are delighted to welcome ALLTEL Publishing as a new customer and we expect this relationship will only become stronger as we find new ways to work together."

Quebecor World Inc. (NYSE; TSE: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 38,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information contact:

Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: January 20, 2004

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD SIGNS NEW MULTI-YEAR DIRECTORY CONTRACT WITH ALLTEL PUBLISHING
SIGNATURES